Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus, dated February 19, 2015, of Marriott International, Inc. for the registration of its debt securities, common stock, preferred stock, warrants, depositary shares, and purchase contracts and to the incorporation by reference therein of our reports dated February 19, 2015, with respect to the consolidated financial statements of Marriott International, Inc., and the effectiveness of internal control over financial reporting of Marriott International, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia
February 19, 2015